UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GLOBAL CLEAN ENERGY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58456E106

(CUSIP Number)

Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58456E106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Mercator Momentum Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 58456E106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Monarch Pointe Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,085,509

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,085,509

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,085,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 58456E106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Tacon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,085,509

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,085,509

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,085,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 58456E106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

M.A.G. Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,857,089 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,857,089 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,857,089 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) LA

(1)  Represents shares of common stock held by Mercator Momentum Fund, L.P., a California limited partnership that is not a reporting person to this statement.  Mercator Momentum Fund owns 15,382,089 shares of common stock and two warrants to purchase up to 5,122,100 and 13,516,777 shares of common stock, respectively. The terms of the warrants do not permit the holder to exercise such warrant if it would cause the holder or any of its affiliates to beneficially own more than 9.99% of the Issuer’s outstanding common stock.  As such, only 9,475,000 shares underlying the warrants have been included here.

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CUSIP No. 58456E106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David Firestone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,857,089 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,857,089 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,857,089 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  Represents shares of common stock held by Mercator Momentum Fund, L.P., a California limited partnership that is not a reporting person to this statement.  Mercator Momentum Fund owns 15,382,089 shares of common stock and two warrants to purchase up to 5,122,100 and 13,516,777 shares of common stock, respectively. The terms of the warrants do not permit the holder to exercise such warrant if it would cause the holder or any of its affiliates to beneficially own more than 9.99% of the Issuer’s outstanding common stock.  As such, only 9,475,000 shares underlying the warrants have been included here.

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This statement is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the following titles and classes of securities: shares of common stock (the “Common Stock”), no par value, of Global Clean Energy Holdings, Inc., a Utah corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 6033 W. Century Blvd., Suite 895, Los Angeles, California 90045.

Item 2. Identity and Background.

This statement is filed by Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Monarch Pointe Fund, Ltd. (“MPF”), William R. Tacon (“Mr. Tacon”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Mr. Firestone”).  This statement relates to the Issuer’s securities directly owned by Momentum Fund III and MPF.

Momentum Fund III, MPF, Mr. Tacon, MAG and Mr. Firestone are referred to herein as the “Reporting Persons.”

The business address of each of MAG and Mr. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

The business address of MPF is Nemours Chambers, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

As Momentum Fund III was dissolved and terminated effective as of December 12, 2008, it no longer has a business address.

The business address of Mr. Tacon is c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

Momentum Fund III was a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Mr. Firestone is a United States citizen. Mr. Tacon is British citizen.

During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No funds were used to acquire the shares of common stock reported herein.

Item 4. Purpose of Transaction

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 13 of the cover page is based on the assumption that the Issuer had 239,306,317 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

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Momentum Fund III was dissolved and terminated effective as of December 12, 2008.  In connection with the dissolution of Momentum Fund III, that fund distributed to its 30 partners all Issuer’s securities that it owned, including all of the shares of common stock, preferred stock and warrants.  Accordingly, Momentum Fund III no longer owns any of the Issuer’s securities.  Upon the termination of Momentum Fund III, MAG ceased being the general partner of that entity and, accordingly, also ceased beneficially owning the Issuer’s securities that were previously owned by Momentum Fund III.

MPF currently is in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon was appointed as the liquidator of MPF and, thereby, replaced MAG (and Mr. Firestone) as the entity having control over the investments of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

None of the Reporting Persons have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5. Interest in Securities of the Issuer

(a)           MAG (i) previously was the general partner of Momentum Fund III and (ii) previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over Momentum Fund III and MPF, Mr. Firestone and MAG previously were deemed to beneficially own the securities of Momentum Fund III and MPF.  Neither MAG nor Mr. Firestone directly owns any securities of Issuer.

As of the date of this filing, MPF owned 13,682,414 shares of Common Stock and warrants to purchase up to 10,403,095 shares of Common Stock, each at an exercise price of $0.01 per warrant.

Mr. Tacon does not directly own any securities of the Issuer.  However, as a result of his appointment as the liquidator, and his ability to direct the voting and disposition of the shares of MPF, Mr. Tacon is deemed to have beneficial ownership of all securities owned by MPF.

MAG does not directly own any securities of the Issuer.  However, as a result of MAG’s right to control the voting and the disposition of the securities owned by Mercator Momentum Fund, L.P., MAG is deemed to have beneficial ownership of all securities owned by Mercator Momentum Fund: 15,382,089 shares of Common Stock and warrants to purchase up to 18,638,877 shares of Common Stock, at an exercise price of $0.01 per warrant.

Mr. Firestone does not directly own any securities of the Issuer.  However, as a result of his ownership of all outstanding shares of MAG and his ability to direct the voting and disposition of the shares of MAG, Mr. Firestone is deemed to have beneficial ownership of all securities owned by Mercator Momentum Fund, L.P.

The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

The aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages.  The percentages were based on the assumption that the Issuer had 239,306,317 shares outstanding, based on the number of shares reported by the Issuer as outstanding in its Quarterly Report on Form 10-Q for the period ending September 30, 2008.

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(b)           The right to vote and the right to dispose of the shares beneficially owned by MPF are held by Mr. Tacon.

The right to vote and the right to dispose of the shares Momentum Fund III was beneficially owned by MAG, its general partner, and Mr. Firestone, MAG’s manager.  However, Momentum Fund III was dissolved effective December 12, 2008.

(c)           The information set forth in Item 4 is incorporated herein by this reference.

(d)           To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)           On December 12, 2008, Momentum Fund III dissolved and distributed all of its securities to its partners and, effective as of that date, ceased being a beneficial owner of more than five percent of any class of Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries.

Item 7. Material to Be Filed as Exhibits

Agreement of Joint Filing, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:		M.A.G. Capital, LLC, its general partner
		By:	/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009
/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

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EXHIBIT

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:		M.A.G. Capital, LLC, its general partner
		By:	/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009
/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone,
Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

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